ELECTRIC PLAYHOUSE NV LLC

CLASS A UNIT TERM SHEET
LAS VEGAS, NEVADA

This Term Sheet summarizes the principal terms of the proposed preferred unit financing for an Electric Playhouse stand-alone location in Las Vegas, Nevada. This Term Sheet is for discussion purposes only and there will be no obligations on the part of any negotiating party unless and until definitive agreements are signed by all parties and other conditions set forth herein are met. This Term Sheet is not a commitment to accept an investment or to make an investment, and is conditioned on the completion of due diligence, legal review, documentation that is satisfactory to all parties, and all internal approvals necessary for the transactions contemplated herein.

Issuer	A newly-formed Delaware limited liability company (the "**Company**") established by Electric Playhouse, Inc. ("**EP**") to develop and operate a stand-alone "Electric Playhouse" branded entertainment venue in Las Vegas, Nevada.
Financing Amount	Up to $124,000, to be invested by one or more investors identified by the Company (the "**Investors**", each an "**Investor**").
Use of Proceeds	The proceeds will be used to develop, construct and operate the Electric Playhouse entertainment venue in Las Vegas, Nevada, to be located at The Forum Shops at Caesars, 3500 Las Vegas Blvd South, Unit T01A, Las Vegas, NV 89109.
Security	Class A Units (each a "**Class A Unit**" and together the "**Class A Units**"). The Class A Units will be senior to the Class B Units to be held by EP.
Operating Distributions; Tax Distributions	Subject to the requirement to make annual tax distributions, distributions of available cash flow will be paid (1) first, to the holders of Class A Units ("**Class A Members**") in an amount equal to the greater of (x) beginning no later than six (6) months after the commercial opening of the facility, on an annual basis, the product of (A) twenty percent (20%) and (B) the aggregate Capital Contributions of the Class A Members or (y) one-third (1/3rd) of the annual Net Cash Flow of the Company, in each case, until each Class A Member has received an amount equal to 3.0x the capital contributions made by such Class A Member (such amount, the "**Preferred Return**"); and (2) thereafter, to EP Holdings. The Company will be required to make annual tax distributions to the extent of available cash flow.

Management of the Company	EP will manage all day-to-day operations of the Company.
License Agreement	The Company will enter into a license agreement with EP. Pursuant to the license agreement, the Company will pay an annual license fee equal to 10% of revenues to EP for use of the Electric Playhouse intellectual property rights, including use of the EP brand, ongoing content updates, technology (software/hardware), special event content, and other brand and technology related IP. In addition, EP may be compensated for certain consulting services related to technology and ongoing operations.
Restrictions of the Class A Units	*Transfer*. No transfers shall be permitted without EP's consent. *Drag-Along:* If EP approves a sale of the Company, each other member will approve of such a sale and approve all documents pursuant to such sale (subject to the customary exceptions).
Liquidation Preference	In the event of any sale, liquidation or winding up of the Company, after payment of all debts and liabilities, remaining assets will be distributed as follows: (1) First, 100% to the Class A Members, *pro rata* based on the number of Class A Units held by each Class A Member, until such time as each Class A Member has received an amount equal to the Preferred Return. (2) Thereafter, 100% to EP.
Documentation	The Unit Purchase Agreement and the LLC Agreement will be prepared by the Company's legal counsel and will contain customary representations and warranties of the Company and the Investors.
Expenses	Each party will pay for its own expenses in connection with the issuance of the Class A Units.